Exhibit 99.1

MONTERUBELLO, ERMENEGILDO ZEGNA GROUP’S CONTROLLING SHAREHOLDER,
PURCHASED 913,000 SHARES AND INTENDS TO ACQUIRE ADDITIONAL 2 MILLION SHARES

November 12, 2024 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) was informed today that Monterubello s.s. (“Monterubello”), as of November 11, 2024, purchased 913,000 ZGN shares in the market and that it intends to buy a further two million ZGN shares in the market in the coming weeks.

“Our family firmly believes that the purchase of additional shares in the Ermenegildo Zegna Group represents a very strong investment,” said Ermenegildo “Gildo” Zegna, Chairman of Monterubello and Chairman and CEO of the Ermenegildo Zegna Group. “Given market volatilities and uncertainty, the Zegna family believes that the Group’s current stock valuation does not reflect its real potential.”

Monterubello is owned by members of the Zegna family and it is the controlling shareholder of the Group through its 60% holding of the Company’s 252,416,479 million ordinary shares outstanding at October 31, 2024.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,000 employees and recorded revenues of €1.9 billion in 2023.

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Contacts

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
Clementina Tito, Head of Corporate Communication

ir@zegna.com / corporatepress@zegna.com
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